Christopher R. Conte
202 429 6425
cconte@steptoe.com

1330 Connecticut Avenue, NW
Washington, DC 20036-1795
202 429 3000 main
www.steptoe.com



June 30, 2021

<u>Via Kiteworks</u>

Ms. Jeanette Marshall
U.S. Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re: Long-Term Stock Exchange, Inc. - Amendment No. 14 to Form 1 Application for
       Registration as a National Securities Exchange Pursuant to Section 6 of the Securities
       Exchange Act of 1934

Dear Ms. Marshall:

On behalf of Long-Term Stock Exchange, Inc. ("LTSE"), enclosed please find Amendment No.
14 to LTSE's Form 1 Application.

Please note that this Amendment reflects the updates to the Form 1 Exhibit listed below. We
understand that any exhibit or addendum not listed below has not changed since LTSE's initial
filing on November 9, 2018, as amended by Amendment No. 1 filed on February 26, 2019,
Amendment No. 2 filed on April 3, 2019, Amendment No. 3 filed on September 6, 2019,
Amendment No. 4 filed on November 7, 2019, Amendment No. 5 filed on January 6, 2020,
Amendment No. 6 filed on January 10, 2020, Amendment No. 7 filed on February 7, 2020,
Amendment No. 8 filed February 21, 2020, Amendment No. 9 filed June 30, 2020, Amendment
No. 10 filed August 10, 2020, Amendment No. 11 filed October 30, 2020, Amendment No. 12
filed February 5, 2021, and Amendment No. 13 filed April 27, 2021.

Exhibit D	Narrative Response
Addendum D-1	LTSE Group, Inc. Unaudited Financial Statements for Fiscal Year 2020
Addendum D-2	LTSE Services, Inc. Unaudited Financial Statements for Fiscal Year 2020

Steptoe

Exhibit I	Narrative Response
Addendum I-1	LTSE Audited Financial Statements for Fiscal Year 2020
Exhibit K	Narrative Response
Exhibit M	Narrative Response
Exhibit N	Narrative Response

This Amendment is being submitted pursuant to the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns (June 18, 2020) permitting filings to be made without a notarization. Notification has been made to the Division staff in writing that notarization could not be obtained due to difficulties arising from COVID-19 and, therefore, LTSE is making the filing without a notarization.

Please feel free to contact me at 202-429-6425. Thank you.

Regards,

Christopher R. Conte

Christopher R. Conte

Enclosures

cc: Mr. Gary Goldsholle, Long-Term Stock Exchange, Inc.

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/30/21	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: Long-Term Stock Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   101 Greenwich St, STE 11A, New York, NY 10006

   |||||||||| 21000481

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:

   646-956-5874   N/A

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Gary Goldsholle   Executive Vice President & Chief Regulatory Officer & General Counsel   202-580-5752

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Christopher R. Conte, Steptoe & Johnson LLP

   1330 Connecticut Ave. NW

   Washington, DC 20036

7. Provide the date applicant's fiscal year ends: 12/31

8. Indicate legal status of applicant: ☑ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☐ Limited Liability Company   ☐ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 07/26/17   (b) State/Country of formation: DE / USA

   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: _____06/30/21_____   _____Long-Term Stock Exchange, Inc._____
            (MM/DD/YY)   (Name of applicant)
         /s/ Gary Goldsholle
By: _____   Gary Goldsholle, Executive Vice President & Chief Regulatory Officer & General Counsel
            (Signature)   (Printed Name and Title)
Subscribed and sworn before me this _____ day of _____, _____ by _____
                                        (Month)   (Year)   (Notary Public)
My Commission expires _____ County of _____ State of _____

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Signed without notarization pursuant to Division of Trading and Markets Staff
Statement Regarding Requirements for Certain Paper Submissions in Light of   4
COVID-19 Concerns (June 18, 2020)

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	June 30, 2022
Estimated average burden hours per response......30.00	

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. UPDATING - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. CONTACT EMPLOYEE - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. FORMAT
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. WHERE TO FILE AND NUMBER OF COPIES - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. PAPERWORK REDUCTION ACT DISCLOSURE
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. See 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A — A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B — A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C — For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D — For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.

2. Procedures governing entry and display of quotations and orders in the System.

3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.

4. Proposed fees.

5. Procedures for ensuring compliance with System usage guidelines.

6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.

7. Attach a copy of the users' manual.

8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member , participant, or subscriber of the entity.

3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;

2. Title or Status;

3. Date title or status was acquired;

4. Approximate ownership interest; and

5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a participant, subscriber or other user;

3. Principal business address and telephone number;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Long-Term Stock Exchange, Inc.
Date of filing: June 30, 2021
Date as of which the information is accurate: June 30, 2021

Exhibit D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Attached are the unaudited financial statements of LTSE Group, Inc. and LTSE Services, Inc. for the fiscal year ending 12/31/2020.

Addendum

Addendum D-1

Unaudited Financial Statements of LTSE Group,

Inc. for the fiscal year ending 12/31/20

LTSE Group, Inc.

Financial Statements (Unaudited)

December 31, 2020



TABLE OF CONTENTS

	Page No.

LTSE Group, Inc.
Balance Sheet
(Unaudited)
December 31, 2020

ASSETS

Current assets
Cash and cash equivalents	$	213,607
Prepaid and other current assets		128,738
Due from related parties		57,088
Investments in subsidiaries		10
Current portion of related party notes receivable		7,990,000
Total assets	$	8,389,443

LIABILITIES AND STOCKHOLDERS' DEFICIT

Accounts payable	$	3,315
Total current liabilities		3,315
Non-current notes payable due to parent		8,521,095
Total liabilities		8,524,410

Stockholders' deficit
Common Stock: $0.00001 par value: 66,628,245 shares issued and outstanding		710
Additional paid-in capital		387,033
Accumulated deficit		(522,710)
Total stockholders' deficit		(134,967)
Total liabilities and stockholders' deficit	$	8,389,443

The accompanying notes are an integral part of these financial statements.

LTSE Group, Inc.
Statement of Operations
(Unaudited)
For the Year Ended December 31, 2020

Revenue	$	-
Operating expenses		377,755
Loss from operations		(377,755)
Interest expense		(21,095)
Loss before provision for income taxes		(398,850)
Provision for income taxes		800
Net loss	$	(399,650)

The accompanying notes are an integral part of these financial statements.

2

LTSE Group, Inc.
Statement of Stockholders' Equity (Deficit)
(Unaudited)
For the Year Ended December 31, 2020

| | Common Stock | | Additional | Accumulated | |
	Shares	Amount	Paid-In Capital	Deficit	Total
Balance, January 1, 2020	65,711,070	$ 657	$ 263,208	$ (123,060)	$ 140,805
Issuance of common stock	5,271,417	53	121,612	-	121,665
Stock-based compensation expense	-	-	2,213	-	2,213
Net loss	-	-	-	(399,650)	(399,650)
Balance, December 31, 2020	70,982,487	$ 710	$ 387,033	$ (522,710)	$ (134,967)

The accompanying notes are an integral part of these financial statements.

3

LTSE Group, Inc.
Statement of Cash Flows
(Unaudited)
For the Year Ended December 31, 2020

Cash flows from operating activities		
Net loss	$	(399,650)
Adjustments to reconcile net loss to net cash provided by operating activities		
Stock-based compensation expense		(56,646)
Changes in operating assets and liabilities		
Prepaid expenses		(49,538)
Due from related party		(7,990,000)
Accounts payable		3,315
Due to related party		8,521,095
Net cash provided by operating activities		28,576
Cash flows from financing activities		
Proceeds from issuance of common stock		123,878
Net cash provided by financing activities		123,878
Net increase in cash and cash equivalents		152,454
Cash and cash equivalents, beginning of year		61,153
Cash and cash equivalents, end of year	$	213,607
Supplemental disclosure of cash flow information		
Cash paid during the year for taxes	$	800

The accompanying notes are an integral part of these financial statements.

Addendum D-2

Unaudited Financial Statements of LTSE Services, Inc.

for the fiscal year ending 12/31/20

LTSE Services, Inc.

Financial Statements (Unaudited)

December 31, 2020



TABLE OF CONTENTS

LTSE Services, Inc.
Balance Sheet
(Unaudited)
December 31, 2020

ASSETS

Current assets		
Cash	$	48,874,693
Restricted cash		448,953
Related party notes receivable		8,575,000
Related party interest receivable		194,199
Prepaid expenses		641,875
Due from related parties		89,313
Total current assets		58,824,033
Other assets		
Intangibles		24,400
Total other assets		24,400
Total assets	$	58,848,433

LTSE Services, Inc.
Balance Sheet
(Unaudited)
December 31, 2020

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable	$	310,027
Accrued expenses		143,701
Total current liabilities		453,728
Stockholders' equity		
Common stock; $0.001 par value; 70,635,029 shares authorized:		
Class A common stock; $0.0001 par value; 14,937,500 shares designated, and 11,337,500 shares issued and outstanding at December 31, 2020		1,134
Class B common stock; $0.0001 par value; 55,697,529 shares designated, and 1,830,368 shares issued and outstanding at December 31, 2020		184
Preferred stock; $0.001 par value; 28,583,611 shares authorized:		
Founders convertible preferred stock; $0.0001 par value; 3,600,000 shares designated, issued, and outstanding at December 31, 2020		360
Series A-1 convertible preferred stock; $0.0001 par value; 1,292,445 shares designated, issued, and outstanding at December 31, 2020		129
Series A-2 convertible preferred stock; $0.0001 par value; 1,317,564 shares designated, issued, and outstanding at December 31, 2020		132
Series A-3 convertible preferred stock; $0.0001 par value; 3,003,032 shares designated, issued, and outstanding at December 31, 2020		300
Series A-4 convertible preferred stock; $0.0001 par value; 575,902 shares designated, issued, and outstanding at December 31, 2020		58
Series A-5 convertible preferred stock; $0.0001 par value; 273,666 shares designated, issued, and outstanding at December 31, 2020		27
Series A-6 convertible preferred stock; $0.0001 par value; 3,638,729 shares designated, issued, and outstanding at December 31, 2020		364
Series A-7 convertible preferred stock; $0.0001 par value; 14,949,744 shares designated, issued, and outstanding at December 31, 2020		1,496
Series B convertible preferred stock; $0.0001 par value; 34,150,261 shares designated at December 31, 2020; 20,088,388 shares issued and outstanding at December 31, 2020		2,009
Series B convertible preferred stock; $0.0001 par value; 34,150,261 shares designated at December 31, 2020; 4,187,118 shares issued and outstanding at December 31, 2020		419
Additional paid-in capital		89,103,374
Accumulated deficit		(30,715,281)
Total stockholders' equity		58,394,705
Total liabilities and stockholders' equity	$	58,848,433

The accompanying notes are an integral part of these financial statements.

LTSE Services, Inc.
Statement of Operations
(Unaudited)
For the Year Ended December 31, 2020

Revenue	$	528,993
Operating expenses		
Market operations		5,446,709
Legal and regulatory		1,387,172
Sales and marketing		631,090
Research and development		4,207,066
Total operating expenses		11,672,037
Loss from operations		(11,143,044)
Other income (expense)		
Interest income		423,572
Other expenses		(8,521)
Total other income (expense), net		415,051
Loss before provision for income taxes		(10,727,993)
Provision for income taxes		800
Net loss	$	(10,728,793)

The accompanying notes are an integral part of these financial statements.

3

LTSE Services, Inc.
Statement of Stockholders' Equity
(Unaudited)
For the Year Ended December 31, 2020

	Class A Common Stock		Class B Common Stock		Founders Convertible Preferred Stock		Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, January 1, 2020	11,337,500	$ 1,134	913,193	$ 92	3,600,000	$ 360	24,983,581	$ 2,499	24,275,506	$ 2,428	$ 88,758,828	$ (19,986,488)	$ -	$ 68,778,853
Balance, January 1, 2020	11,337,500	$ 1,134	913,193	$ 92	3,600,000	$ 360	24,983,581	$ 2,499	24,275,506	$ 2,428	$ 88,758,828	$ (19,986,488)	$ -	$ 68,778,853
Additional issuance costs for Series B Convertible Preferred Stock	-	-	-	-	-	-	-	-	-	-	(81,890)	-	-	(81,890)
Class B Common Stock issued on exercise of warrant	-	-	917,175	92	-	-	-	-	-	-	9,080	-	-	9,172
Issuance of Series A-7 Convertible Preferred Stock	-	-	-	-	-	-	67,471	7	-	-	66,620	-	-	66,627
Recovery of costs related to Flex-B Convertible Preferred Stock	-	-	-	-	-	-	-	-	-	-	315,060	-	-	315,060
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	35,676	-	-	35,676
Net loss	-	-	-	-	-	-	-	-	-	-	-	(10,728,793)	-	(10,728,793)
Balance, December 31, 2020	11,337,500	$ 1,134	1,830,368	$ 184	3,600,000	$ 360	25,051,052	$ 2,506	24,275,506	$ 2,428	$ 89,103,374	$ (30,715,281)	$ -	$ 58,394,705

The accompanying notes are an integral part of these financial statements.

LTSE Services, Inc.
Statement of Cash Flows
(Unaudited)
For the Year Ended December 31, 2020

Cash flows from operating activities	
Net loss	$ (10,728,793)
Adjustments to reconcile net loss to net cash used in operating activities	
Stock-based compensation	35,676
Changes in operating assets and liabilities	
Related party notes receivable	(4,415,169)
Related party interest receivable	(153,480)
Prepaid expenses	(390,000)
Due from related party	(350,736)
Other assets	69,523
Accounts payable	189,943
Accrued expenses	26,599
Net cash used in operating activities	(15,716,437)
Cash flows from investing activities	
Purchase of intangibles	(24,400)
Net cash used in investing activities	(24,400)
Cash flows from financing activities	
Proceeds from issuance of common stock	9,172
Proceeds from issuance of Series A-7 Convertible Preferred Stock	66,627
Recovery of costs related to Flex-B agreements	315,060
Additional issuance costs for Series B Convertible Preferred Stock	(81,890)
Net cash provided by financing activities	308,969
Net decrease in cash and cash equivalents	(15,431,868)
Cash and cash equivalents, beginning of year	64,306,561
Cash and cash equivalents, end of year	$ 48,874,693

Supplemental disclosure of cash flow information

Cash paid during the year for taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Long-Term Stock Exchange, Inc.
Date of filing: June 30, 2021
Date as of which the information is accurate: June 30, 2021

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached are the audited financial statements of Long-Term Stock Exchange, Inc. for the fiscal year ending 12/31/2020. Long-Term Stock Exchange, Inc. has no consolidated subsidiaries.

Addendum

Addendum I-1

Audited Financial Statements of Long-Term Stock Exchange, Inc.

for the fiscal year ending 12/31/20

Long-Term Stock Exchange, Inc.

Financial Statements

December 31, 2020



TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Long-Term Stock Exchange, Inc.
San Francisco, California

We have audited the accompanying financial statements of Long-Term Stock Exchange, Inc. (a Delaware corporation) (the "Company"), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Long-Term Stock Exchange, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Armanino LLP

Armanino^{LLP}
San Jose, California

June 29, 2021



An independent firm
associated with Moore
Global Network Limited

Long-Term Stock Exchange, Inc.
Balance Sheet
December 31, 2020

ASSETS

Current assets		
Cash	$	964,304
Property and equipment, net		454,819
Other receivables		47,497
Total assets	$	1,466,620

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities		
Accounts payable	$	304,885
Due to affiliate		731,188
Deferred revenue		300,000
Accrued expenses		50,868
Due to parent		2,655
Total current liabilities		1,389,596
Long-term liabilities		
Non-current notes payable due to parent		8,139,288
Total long-term liabilities		8,139,288
Total liabilities		9,528,884
Stockholders' deficit		
Class A common stock; $0.01 par value; 1,000 shares issued and outstanding at December 31, 2020		10
Accumulated deficit		(8,062,274)
Total stockholders' deficit		(8,062,264)
Total liabilities and stockholders' deficit	$	1,466,620

The accompanying notes are an integral part of these financial statements.

2

Long-Term Stock Exchange, Inc.
Statement of Operations
For the Year Ended December 31, 2020

Operating expenses		
Legal and regulatory	$	2,889,823
Salaries and wages		2,138,138
Market operations		175,936
General and administration		161,312
Engineering		151,264
Total operating expenses		5,516,473
Loss from operations		(5,516,473)
Other expense		
Interest expense		(132,413)
Total other expense		(132,413)
Loss before provision for income taxes		(5,648,886)
Provision for income taxes		532
Net loss	$	(5,649,418)

The accompanying notes are an integral part of these financial statements.

3

<p style="text-align:center">Long-Term Stock Exchange, Inc.
Statement of Stockholders' Deficit
For the Year Ended December 31, 2020</p>

| | Common Stock | | Additional | Accumulated | |
	Shares	Amount	Paid-In Capital	Deficit	Total
Balance, January 1, 2020	1,000	$ 10	$ -	$ (2,412,856)	$ (2,412,846)
Net loss	-	-	-	(5,649,418)	(5,649,418)
Balance, December 31, 2020	1,000	$ 10	$ -	$ (8,062,274)	$ (8,062,264)

The accompanying notes are an integral part of these financial statements.

4

Long-Term Stock Exchange, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities		
Net loss	$	(5,649,418)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation expense		227,412
Changes in operating assets and liabilities		
Other receivables		(47,497)
Accounts payable		(65,043)
Deferred revenue		300,000
Accrued expenses		(22,746)
Due to parent		558,089
Due to affiliate		2,213
Net cash used in operating activities		(4,696,990)
Cash flows from financing activities		
Proceeds from note payable to parent company		3,990,000
Net cash provided by financing activities		3,990,000
Net decrease in cash and cash equivalents		(706,990)
Cash and cash equivalents, beginning of year		1,671,294
Cash and cash equivalents, end of year	$	964,304

Long-Term Stock Exchange, Inc.
Notes to Financial Statements
December 31, 2020

1.   NATURE OF OPERATIONS

Long-Term Stock Exchange, Inc. (the "Company") was incorporated in Delaware in 2017 and is a wholly-owned subsidiary of LTSE Group, Inc (the "Parent"). Both entities are affiliated with LTSE Services, Inc. (the "Affiliate"), which was formerly LTSE Holdings, Inc. On May 10, 2019, the Securities and Exchange Commission ("SEC") approved the Company's application to operate a new national securities exchange in the United States of America. The exchange commenced operations in the third quarter of 2020.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting based upon accounting principles generally accepted in the United States of America ("U.S. GAAP").

Liquidity

The Chairman of the Board of Directors of the Parent has communicated the Parent entity's willingness, ability, and intent to continue to fund the Company's operations through June 30, 2022, as needed.

Intercompany transactions

The Company has engaged in multiple transactions with both its Parent and Affiliate entities. The Company has determined these transactions were consummated at arm's-length and has properly disclosed transactions with both its Parent and Affiliate entities in these financial statements.

Use of estimates

The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents. As of December 31, 2020, cash and cash equivalents consist of cash deposited with a financial institution.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents with one financial institution and such amounts exceed federally insured limits. At December 31, 2020, the Company had a cash balance of $964,304 with the financial institution. The Company has not experienced any losses on its cash and cash equivalents.

The Company is subject to risks common to companies in the financial services industry including, but not limited to, new technological innovations, and dependence on key personnel. There can be no assurance that the Company's products or services will be accepted in the marketplace. Nor can there be any assurance that any future products or services can be developed or deployed at an acceptable cost and with appropriate performance characteristics, or that such products or services will be successfully marketed, if at all. These factors could have a materially adverse effect on the Company's future financial results, financial position and cash flows.

Property and equipment

Depreciation of property and equipment is computed using the straight-line method over the following estimated useful lives:

Property and equipment	5 years
Computer equipment	3 years

Stock-based compensation

The Company estimates the fair value of each employee stock option on the date of grant using the Black-Scholes-Merton option pricing model which is recorded as stock-based compensation over the requisite service period. The model requires management to make a number of assumptions including expected volatility, expected life, risk-free interest rate, and expected dividends.

Given the Company's limited history, the Company used comparable companies' calculated historical volatility to estimate the Company's expected volatility.

The expected life of the options is based on the average period the stock options are expected to remain outstanding based on the options' vesting terms and contractual terms.

The risk-free interest rate assumption is based on published interest rates for United States Treasury zero-coupon issues with a remaining term approximately equal to the expected life assumed at the date of grant appropriate for the terms of the Company's stock options granted.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation (continued)

The dividend yield assumption is based on the Company's history and expectation of no dividend payouts.

The Company accounts for forfeitures of granted stock options when they actually occur.

Income taxes

The Company accounts for income taxes using the asset and liability method, whereby, deferred tax asset and liability account balances are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when management estimates that it is more likely than not that deferred tax assets will not be realized. Realization of deferred tax assets is dependent upon future pretax earnings, the reversal of temporary differences between book and tax income, and the expected tax rates in future periods.

The Company is required to evaluate the tax positions taken in the course of preparing its tax returns to determine whether tax positions are more-likely-than-not to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount that is initially recognized.

Subsequent events

Management of the Company has evaluated events and transactions subsequent to December 31, 2020, for potential recognition or disclosure in the financial statements. The Company did not have subsequent events that required recognition or disclosure in the financial statements for the year ended December 31, 2020. Subsequent events have been evaluated through the date the financial statements became available to be issued, June 29, 2021.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

Computer equipment	$	682,231
Accumulated depreciation		(227,412)
	$	454,819

3.   PROPERTY AND EQUIPMENT (continued)

Depreciation expense was $227,412 for the year ended December 31, 2020.

4.   ACCRUED EXPENSES

Accrued expenses consisted of the following:

Accrued liabilities	$	10,936
Regulatory fees		39,932
Accrued interest expense		149,288
	$	200,156

5.   PARENT AND AFFILIATE ACCRUALS

Accruals due to related parties consisted of the following:

Current		
Due to parent	$	151,943
Due to affiliate		731,188
		883,131
Long-term		
Non-current notes payable due to parent		7,990,000
		7,990,000
	$	8,873,131

The amount due to Parent represents stock-based compensation recorded by the Company as of December 31, 2020 for options to purchase LTSE Group, Inc. common stock issued to employees of the Company under the Parent's equity incentive plan. As of December 31, 2020, total stock-based compensation expense recorded by the Company for options granted to employees by LTSE Group, Inc. was $2,213. This amount also includes accrued interest on the non-current notes payable due to Parent (Note 5). As of December 31, 2020, total accrued interest on the non-current notes payable due to Parent were $149,288.

The amount due to Affiliate represents the following:

- Stock-based compensation recorded by the Company as of December 31, 2020 for options to purchase LTSE Services, Inc. common stock issued to employees of the Company under the Affiliate's equity incentive plan. As of December 31, 2020, total stock-based compensation expense recorded by the Company for options granted to employees by LTSE Services, Inc. was $89,313.

- Unpaid management fees for operational services rendered to the Company as of December 31, 2020. As of December 31, 2020, total accrued management fees were $641,875.

5.   PARENT AND AFFILIATE ACCRUALS (continued)

See Note 6 for more information regarding the non-current notes payable due to Parent.

6.   LOANS PAYABLE

In May 2019, the Company entered into a promissory note agreement ("2019 Note Agreement") with LTSE Services, Inc. Under the 2019 Note Agreement, the Company is allowed to draw up to $5 million in loan proceeds from LTSE Services, Inc. All draws bear interest at an annual rate of 3% and principal plus all unpaid and accrued interest is due at the earlier of (i) three years subsequent to the receipt of the requested funds, or (ii) the consummation of the Company's next sale of capital stock to investors. Company drew down $4,000,000 under the 2019 Note Agreement in 2019. In 2020, the loan was assigned to the Parent and the loan balance is now classified as due to the Parent.

In July and December 2020, the Company entered into additional promissory note agreements (collectively, the "2020 Note Agreements") with the Parent of the Company. Under the 2020 Note Agreements, the Company is allowed to draw up to $2.5 million and $5 million, respectively, in loans from LTSE Services, Inc through the Parent. All draws bear interest at an annual rate of 3%, and principal plus all unpaid and accrued interest is due at the earlier of (i) three years subsequent to the receipt of the requested funds, or (ii) the consummation of the Company's next sale of capital stock to investors. Company drew down $3,990,000 under the 2020 Note Agreements during the period of July to December 2020. As of December 31, 2020, total accrued and unpaid interest was recorded as due to affiliate and amounted to $149,288 (Note 5).

As of December 31, 2020, all draws under the 2019 Note Agreement and the 2020 Note Agreements are due to be repaid between July and December 2023.

7.   STOCKHOLDER'S EQUITY

The Company is authorized to issue up to 1,000 shares of common stock. All outstanding common stock has been issued to the Parent entity.

8.   STOCK-BASED COMPENSATION

In 2016 and 2019, the Affiliate and Parent entities established the 2016 and 2019 Stock Plans, respectively, which provide for the grant of incentive stock options, non-statutory stock options, and restrictive stock to employees of all affiliated entities. The Affiliate and Parent Boards of Directors respectively have the authority to approve the employees and non-employees to whom options are granted and determine the terms of each option, including (i) the number of shares of common stock subject to the option; (ii) when the option becomes exercisable; (iii) the option exercise price (which shall not be less than 100% of the fair market value of the common stock as of the date of the grant for incentive and non-statutory stock options or less than 110% of the fair value for stockholders owning greater than 10% of all classes of stock). Options are exercisable over periods not to exceed ten years (five years for incentive stock options granted to holders of 10% or more of all classes of stock) from the date of grant. Generally, options vest over a four to ten year period. Option activity noted below and the related expense was granted from the Affiliate and Parent entities to employees of the Company and the expense has been recorded within the accompanying statement of operations and as a payable due to both the Affiliate and Parent entities for the respective expense recognized each year (Note 4).

Employee stock-based compensation

There were no options exercised by employees of the Company during the year ended   December 31, 2020. Total stock-based compensation expense for the year ended December 31, 2020 was $37,889, and as of December 31, 2020, unamortized stock-based compensation totaled $799,302 with a weighted-average remaining life of 9.37 years.

The total fair value of stock options vested during the year ended December 31, 2020 was $38,050 and the weighted average fair value of stock options granted during 2020 was $0.13 per share.

The assumptions used under the Black-Scholes-Merton option pricing model and the weighted average calculated value of the options granted to employees of the Company are as follows:

Dividend yield	0%
Expected volatility	30.08%
Expected term (in years)	8.67
Risk-free interest rate	0.58%

9.   INCOME TAX

The provision for income tax for the year ended December 31, 2020 consisted of the following:

State	$ 532

9.   INCOME TAX (continued)

Significant components of the Company's deferred income tax assets and liabilities are as follows:

Accruals and reserves	$	10,071
Net operating losses and credit carryovers		86,689
Organization and start-up costs		1,552,696
Total current		1,649,456
Valuation allowance		(1,668,771)
Total deferred tax assets		(19,315)
Fixed assets		19,315
Total deferred tax liabilities		19,315
Total net deferred tax asset	$	-

At December 31, 2020, the Company had net operating loss carry-forwards for federal and state income tax purposes of approximately $397,631 and $48,885, respectively, available to reduce future income subject to income taxes. The federal and state net operating loss carry-forwards will begin to expire in 2039.

The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of net operating losses in the event of an "ownership change" of a corporation. Accordingly, a company's ability to use net operating losses may be limited as prescribed under Internal Revenue Code Section 382 ("IRC Section 382"). Events which may cause limitations in the amount of the net operating losses that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the federal and state net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the IRC Section 382 and similar state provisions.

10.   RISK AND UNCERTAINTY

The COVID-19 pandemic has impacted and could further impact the Company's operations and the operations of the Company's customers, suppliers and vendors as a result of quarantines, facility closures, and travel and logistics restrictions. Though the Company's physical offices were closed at the start of the pandemic, the Company's infrastructure is not dependent on working in a central office or location. Further, the Company provided support to employees to ensure they had access to all the relevant technology tools to facilitate the transition to fully remote work during the COVID-19 pandemic. The extent to which the COVID-19 pandemic impacts the Company's business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to the effects of the COVID-19 pandemic on the Company's customers and suppliers. Even after the COVID-19 pandemic subsides, the Company may continue to experience adverse impacts to its business as a result of any economic recession or depression that has occurred or may occur in the future. Therefore, the Company cannot reasonably estimate the impact at this time.

Long-Term Stock Exchange, Inc.
Date of filing: June 30, 2021
Date as of which the information is accurate: June 30, 2021

Exhibit K

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital.

For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;

2. Title or Status;

3. Date title or status was acquired;

4. Approximate ownership interest; and

5. Whether the person has control, a term that is defined in the instructions to this Form.

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.

Long-Term Stock Exchange, Inc.
Date of filing: June 30, 2021
Date as of which the information is accurate: June 30, 2021

Exhibit M

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a participant, subscriber or other user;

3. Principal business address and telephone number;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary, trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.

Long-Term Stock Exchange, Inc.
Date of filing: June 30, 2021
Date as of which the information is accurate: June 30, 2021

Exhibit N

Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.